PLEASE SIGN AND FAX TO: 702-433-1979

❏ OK to Print.

❏ OK to Print when the circled corrections/changes have been made.

❏ Please make the circled corrections/changes and fax/e-mail a new proof.

(SIGNATURE)

PLEASE IDENTIFY AND CIRCLE ALL CORRECTIONS NEEDED.

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT.
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA.

NUMBER

RxBIDS®

SHARES

AUTHORIZED COMMON STOCK: 20,000,000 SHARES.
PAR VALUE: $.01

CUSIP NO. 749781 10 0

Countersigned & Registered
PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada
TRANSFER AGENT AND REGISTRAR

By: ____________

This Certifies that

Is The Record Holder Of

Fully paid and non-assessable shares of **RxBIDS** Common Stock transferable on the books of the Corporation by the holder hereof, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

RxBIDS CORPORATE Seal NEVADA

PRESIDENT